Exhibit 2.2

Execution Version

THIRD AMENDMENT TO
AGREEMENT AND PLAN OF MERGER
AND WAIVER

This THIRD AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND WAIVER (this “Waiver”), dated as of March 11, 2025, is entered into by and among Nabors Industries Ltd., a Bermuda exempted company (the “Parent”), Nabors SubA Corporation, a Delaware corporation and a direct wholly-owned subsidiary of the Parent (the “Merger Sub”), Parker Drilling Company, a Delaware corporation (the “Company”), and Vӓrde Partners, Inc., a Delaware corporation, solely in its capacity as the representative of the stockholders of the Company (such stockholders, the “Stockholders”, and such representative, the “Stockholder Representative”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, the Parent, the Merger Sub, the Company and the Stockholder Representative previously entered into that certain Agreement and Plan of Merger, dated as of October 14, 2024 (as amended by that certain Amendment No. 1, dated November 13, 2024, as further amended by that certain Amendment No. 2, dated December 16, 2024, and as further amended, restated, amended and restated, or otherwise modified from time to time thereto, the “Merger Agreement”);

WHEREAS, (i) Section 6.1(b) of the Merger Agreement provides that, as a condition to the obligations of the Company, the Parent and the Merger Sub to consummate the Closing, any necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from Governmental Bodies under the Antitrust Laws and FDI Laws required to consummate the Merger shall have occurred or been obtained, and (ii) Section 6.2(d) of the Merger Agreement provides that, as a condition to the obligations of the Parent and the Merger Sub to consummate the Closing, the Company is required to deliver (or cause to be delivered) all of the closing deliveries set forth in Section 2.12(b) of the Merger Agreement, including all consents, approvals, Orders or authorizations of, or written evidence of any registrations, declarations or filings made with, any Governmental Body that were required to be obtained or made in connection with the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby to the extent listed in Section 2.12(b)(vii) of the Company Disclosure Schedule (clause (ii), collectively, the “Company Required Consents Condition”);

WHEREAS, as of the date hereof, the applicable waiting period (or extension thereof) or clearance, as applicable, under (A) the Antitrust Laws of Kazakhstan (the “Kazakhstan Antitrust Clearance”) and (B) the Antitrust Laws of Kuwait (the “Kuwait Antitrust Clearance”), in each case, have not been obtained, delivered, expired and/or terminated, as applicable;

WHEREAS, Section 6.2(b) of the Merger Agreement provides that, as a condition to the obligations of the Parent and the Merger Sub to consummate the Closing, the Company and the Stockholders shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Company or the Stockholders, as applicable, on or prior to the Closing Date, including: (i) at least one Business Day prior to the Closing Date, the Company taking all actions necessary to amend the Company 401(k) Plan in accordance with Section 401(k) of the Code in order to (a) terminate the Company 401(k) Plan effective as of such date (but contingent on the Closing) and (b) fully vest the accounts of all of the Company 401(k) Plan participants contingent upon such termination (the “Company 401(k) Plan Condition”); and (ii) the Company Group using its commercially reasonable efforts to obtain all consents, waivers and approvals with respect to (A) the Second Lien Term Loan, (B) Technical Services Agreement, dated as of October 26, 2022, by and between Abu Dhabi Gas Development Company and International Tubular Services Middle East – WLL, (C) Vehicle and Equipment Leasing Agreement, dated as of September 19, 2019, by and between ADNOC Drilling Company P.J.S.C. and International Tubular Services Middle East – WLL, (D) the Kazakhstan Antitrust Clearance and (E) the Kuwait Antitrust Clearance (the “Company CRE Condition”);

WHEREAS, Section 6.3(b) of the Merger Agreement provides that, as a condition to the obligations of the Company to consummate the Closing, the Parent and the Merger Sub shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Parent and the Merger Sub on or prior to the Closing Date, including the Parent and the Merger Sub using its commercially reasonable efforts to obtain all material consents, waivers and approvals with respect to (i) the Kazakhstan Antitrust Clearance and (ii) the Kuwait Antitrust Clearance (the “Parent CRE Condition”);

WHEREAS; Sections 2.14(b) and (c) of the Merger Agreement provide procedures for the delivery of Letters of Transmittal and certain other related instructions to certain Stockholders and Converted Equity Holders following the Effective Time to the extent such Letters of Transmittal and certain other related instructions were not distributed to such Stockholders and Converted Equity Holders by the Company prior to the Effective Time;

WHEREAS, Section 6.1(g) provides that, as a condition to the obligations of the Company, the Parent and the Merger Sub to consummate the Closing, the Final Net Debt shall have been finally determined pursuant to Section 2.13(b);

WHEREAS, Section 5.21(d) provides that, as a condition to the obligations of the Company, the Parent and the Merger Sub to consummate the Closing, the dollar amount to be treated as an Excess Transaction Expense pursuant to Section 5.21(d) shall have been finalized pursuant to the terms of Section 5.21(d); and

WHEREAS, Section 9.6 of the Merger Agreement provides that any provision of the Merger Agreement may be waived by written instrument making specific reference to the Merger Agreement signed by the party against whom enforcement of any such waiver is sought.

NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.             Waiver of Certain Antitrust Closing Conditions. The Parent, the Merger Sub and the Company hereby waive (and only waive) the occurrence or obtainment of the Kazakhstan Antitrust Clearance and the Kuwait Antitrust Clearance under Section 6.1(b) and the compliance by the Company Group with the delivery of the Company Required Consents Condition under Section 6.2(d) of the Merger Agreement, in each case, as conditions precedent to the consummation of the Closing.

2.             Waiver of the Company CRE Condition. The Parent and the Merger Sub hereby waive (and only waive) compliance by the Company Group with the Company CRE Condition under Section 6.2(b) of the Merger Agreement as a condition precedent to the consummation of the Closing.

3.             Waiver of the Parent CRE Condition. The Company hereby waives (and only waives) compliance by the Parent and the Merger Sub with the Parent CRE Condition under Section 6.3(b) of the Merger Agreement as a condition precedent to the consummation of the Closing.

4.            Letters of Transmittal. The Parent, the Merger Sub, the Company and the Stockholder Representative hereby waive (and only waive) compliance with Sections 2.14(b) and (c) of the Merger Agreement and, therefore, Sections 2.14(b) and (c) of the Merger Agreement shall be disregarded. Further, the Parent, the Merger Sub, the Company and the Stockholder Representative acknowledge and agree that no Letters of Transmittal relating to the delivery of Parent Common Stock shall be required (or ultimately) delivered to any Stockholders or Converted Equity Holders by the Company or Parent; provided, Parent shall use commercially reasonable efforts to cause the Exchange Agent to deliver promptly following the Closing Date a short-form letter of transmittal to the holders of the shares of Company Common Stock and holders of Converted Equity Awards for purposes of electing to receive any cash payments under the Merger Agreement, as applicable, by check or by wire transfer of immediately available funds.

5.             Company 401(k) Plan Condition. Section 5.22 of the Merger Agreement shall be revised and replaced in its entirety with the following:

“5.22 401(k) Plan Matters. As soon as practicable and in any event prior to the Closing Date, the Company and the Parent will take all actions necessary to amend the Company 401(k) Plan in accordance with Section 401(k) of the Code in order to fully vest the accounts of all of the Company 401(k) Plan participants contingent upon the Closing. The form and substance of the resolutions approving such actions will be subject to the prior review and approval of the Parent, which approval shall not be unreasonably withheld. On and after the Closing, the Company 401(k) Plan shall remain in effect in accordance with its terms and conditions, as the same may be amended from time to time in Parent’s sole discretion, including, for the avoidance of doubt, Parent’s discretion to cause the Company 401(k) Plan’s merger with and into the Parent 401(k) Plan.”

6.             Net Debt. The Company, Parent, Merger Sub and the Stockholder Representative hereby agree that, in satisfaction of the condition set forth in Section 6.1(g) of the Merger Agreement, the Final Net Debt is finally determined to be $98,624,012.86.

7.             5.21(d) Transaction Expenses. The Company, Parent, Merger Sub and the Stockholder Representative hereby agree that, pursuant to Section 5.21(d) of the Merger Agreement and in satisfaction of the condition set forth in Section 6.1(i) of the Merger Agreement, the finalized dollar amount to be treated as an Excess Transaction Expense regarding (i) the matters described in item 1 on Schedule 5.21(d) of the Company Disclosure Schedule is $75,000.00 and (ii) the matters described in item 2 on Schedule 5.21(d) of the Company Disclosure Schedule is $0.

8.             Covered Transaction Expenses. The Company, Parent, Merger Sub and the Stockholder Representative hereby agree that clause (a) of the definition of “Covered Transaction Expenses” shall be revised and replaced in its entirety with the following:

“(a) any amounts incurred or to be paid by or on behalf of the Company for legal fees, related to or arising out of the preparation, negotiation, execution, delivery or performance of this Agreement or the Transaction Documents, or the consummation of the transactions contemplated hereby, but only up to five million dollars ($5,000,000), in the aggregate,”

9.             Certain Payment Items.

(a)                     Parent and Merger Sub hereby consent to (i) that certain Equity Incentive Award Tax Withholding Election Letter delivered by the Company (the “Withholding Letter”), and (ii) each of the matters set forth therein.

(b)                     The Company, Parent, Merger Sub and the Stockholder Representative hereby agree that the payment of severance benefits pursuant to (i) the Employment Agreement, dated as of March 18, 2020, by and among Parker Drilling Company, Parker Drilling Management Services Ltd., and Alexander Esslemont, as amended by that certain Amendment of Employment Agreement, dated as of August 13, 2024, by and among Parker Drilling Company, Parker Drilling Management Services Ltd., and Alexander Esslemont, (ii) the Employment Agreement, dated as of August 31, 2020, by and among Parker Drilling Company, Parker Drilling Management Services Ltd., and Brage Johannessen, as amended by that certain Amendment of Employment Agreement, dated as of August 13, 2024, by and among Parker Drilling Company, Parker Drilling Management Services and Brage Johannessen, (iii) the Employment Agreement, dated as of March 26, 2019, by and among Parker Drilling Company, Parker Drilling Management Services Ltd., and Michael W. Sumruld, as amended by that certain Amendment of Employment Agreement, dated as of August 13, 2024, by and among Parker Drilling Company, Parker Drilling Management Services and Michael W. Sumruld and (iv) the Employment Agreement, dated as of March 26, 2019, by and among Parker Drilling Company, Parker Drilling Management Services Ltd., and Bryan R. Collins, as amended by that certain Amendment of Employment Agreement, dated as of August 13, 2024, by and among Parker Drilling Company, Parker Drilling Management Services and Bryan R. Collins shall, in each case, be paid on the sixtieth (60th) day following the Closing Date.

(c)                     The Company, Parent, Merger Sub and the Stockholder Representative hereby agree that any payments due and owing to Nathaniel Dockray and John Edward Menger pursuant to the Parker Drilling Company Transaction Severance Pay Plan shall be paid on the eighth (8th) day following the Closing Date.

10.           Cash Payment. The Company, Parent, Merger Sub and the Stockholder Representative hereby agree that (i) the Cash Payment pursuant to Section 2.5(d) of the Merger Agreement shall be an amount equal to $562,000.00 and (ii) notwithstanding anything to the contrary in the Merger Agreement, Parent shall use commercially reasonable efforts to deposit the Cash Payment with the Exchange Agent (by wire transfer of immediately available funds) as soon as is reasonably practicable following the Closing (and no later than 9:00 a.m., Eastern Time, on the day following the Closing Date).

11.           Continuing Effect. Except as expressly set forth herein, all of the terms and conditions of the Merger Agreement shall remain in full force and effect and are hereby ratified and confirmed by the parties hereto. Without limiting the generality of the foregoing, nothing contained herein shall be deemed a waiver of any other provision of the Merger Agreement or as a waiver of or consent to any further or future action on the part of any party that would require the waiver or consent of another party. Notwithstanding anything herein to the contrary, the foregoing waivers shall be limited precisely as written to permit the parties hereto to consummate the Merger.

12.           Further Assurances. Each of the parties hereto shall execute and deliver, at the reasonable request of the other party hereto, such additional documents, instruments, conveyances and assurances and take such further actions as such other party may reasonably request to carry out the provisions hereof and give effect to the transactions contemplated by this Waiver.

13.          Miscellaneous. Sections 9.1 (Governing Law), 9.2 (Consent to Jurisdiction), 9.3 (Waiver of Jury Trial), 9.10 (Severability) and 9.13 (Counterparts) of the Merger Agreement shall apply to this Waiver mutatis mutandis. In the event of a conflict between the provisions of this Waiver and the Merger Agreement, the provisions of this Waiver shall control.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Waiver to be duly executed as of the day and year written above.

PARENT:

NABORS INDUSTRIES LTD.

By:	/s/ Mark D. Andrews
Name:	Mark D. Andrews
Title:	Corporate Secretary

MERGER SUB:

NABORS SUBA CORPORATION

By:	/s/ Mike Csizmadia
Name:	Mike Csizmadia
Title:	Vice President & Secretary

Signature Page to Waiver of Certain Merger Agreement Provisions

COMPANY:

PARKER DRILLING COMPANY

By:	/s/ Alexander (Sandy) Esslemont
Name:	Alexander (Sandy) Esslemont
Title:	President & Chief Executive Officer

Signature Page to Waiver of Certain Merger Agreement Provisions

STOCKHOLDER REPRESENTATIVE:

VӒRDE PARTNERS, INC.

By:	/s/ Francisco Milone
Name:	Francisco Milone
Title:	Principal

Signature Page to Waiver of Certain Merger Agreement Provisions